UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Icagen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45104P500

(CUSIP Number)

Matthew Lepore Vice President and Corporate Secretary Chief Counsel-Corporate Governance Pfizer Inc. 235 East 42nd Street New York, New York 10017 (212) 733-2323

Copy to:

Steven A. Wilcox

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199

(617) 951-7319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: |  |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45104P500
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PFIZER INC. 13-5315170
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,067,015
	8	SHARED VOTING POWER 496,265
	9	SOLE DISPOSITIVE POWER 1,067,015
	10	SHARED DISPOSITIVE POWER 496,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,563,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

Icagen, Inc.

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Pfizer Inc. (“Pfizer”) with the Securities and Exchange Commission on June 24, 2011 (the “Initial Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Initial Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented with the following:

On July 20, 2011, Pfizer, Eclipse Acquisition Corp. (the “Purchaser”), a wholly-owned subsidiary of Pfizer, and Icagen, Inc. (“Icagen”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Purchaser agreed to commence a tender offer (the “Offer”) no later than August 3, 2011 to acquire all of the outstanding shares of Common Stock of Icagen at a purchase price of $6.00 per share (the “Offer Price”) paid to the sellers of the Common Stock in cash, less any applicable withholding taxes, and subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement. Any purchase of shares of Common Stock of Icagen will be funded by Pfizer’s existing cash balances and cash equivalents. Assuming consummation of the Offer, the Purchaser will merge with and into Icagen (the “Merger”), whereupon the Purchaser’s separate corporate existence will cease and Icagen will continue as the surviving corporation and as a wholly-owned subsidiary of Pfizer.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Pfizer and the Purchaser entered into Tender and Voting Agreements, concurrently with the execution of the Merger Agreement, with each of Icagen’s directors and executive officers, Venrock Associates and Venrock Associates II, L.P. (collectively, the “Tender Sellers”) pursuant to which, each Tender Seller agreed to tender all shares of Common Stock beneficially owned by such Tender Seller in the Offer and to be subject to additional restrictions with respect to each such party’s shares of Common Stock prior to the consummation of the Merger.  Under the Tender and Voting Agreements, the Tender Sellers agreed (a) to tender in the Offer an aggregate of 496,265 shares of Common Stock owned by the Tender Sellers (approximately 5.6% of the shares of Common Stock outstanding as of July 20, 2011) (the “Tender Shares”), (b) not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms and (c) to appoint Pfizer as proxy for the Tender Sellers to vote the Tender Shares (i) for adoption of the Merger Agreement and (ii) against any other action, agreement or transaction submitted for approval to the stockholders of Icagen that would constitute (A) a consolidation, business combination, merger or similar transaction involving Icagen; (B) a recapitalization, restructuring, liquidation or dissolution of Icagen; (C) an issuance by Icagen of fifteen percent (15%) or more of its equity securities, including pursuant to the At Market Issuance Sales Agreement dated as of March 15, 2011 by and between Icagen and McNicoll, Lewis and Vlak LLC; or (D) a sale, lease, exchange, transfer, exclusive license or disposition of assets of Icagen for consideration equal to fifteen percent (15%) or more of the market value of all of the outstanding shares of Common Stock (“Shares”) on the last trading day prior to the date of the Merger Agreement or fifteen percent (15%) of the total assets of Icagen. Shared dispositive power with respect to the Tender Shares may be deemed to have been acquired through the execution of each Tender and Voting Agreement.  Pfizer has not expended any funds in connection with the execution of each Tender and Voting Agreement other than transaction expenses funded through Pfizer’s working capital that would otherwise be incurred in connection with the Offer and Merger.

Concurrently with the execution of the Merger Agreement, on July 20, 2011, Pfizer and Icagen also entered into (a) an Amendment to the Collaboration Agreement and (b) an Amendment to the Purchase Agreement.  The Amendment to the Collaboration Agreement provides that no development milestone payments under the Collaboration Agreement shall be due or payable by Pfizer to Icagen, nor shall Pfizer be required to notify Icagen of the achievement of any Development Event (as defined in the Collaboration Agreement) unless and until the Merger Agreement is terminated.  The Amendment to the Purchase Agreement provides that, notwithstanding any provision of the Purchase Agreement to the contrary, Pfizer will be permitted to vote, or cause to be voted, and Pfizer agrees to vote, or cause to be voted all shares of Common Stock beneficially owned by Pfizer or its subsidiaries (including the Purchaser) in favor of the Merger and the adoption of the Merger Agreement.

The foregoing summary of the Merger Agreement, Tender and Voting Agreement, Amendment to the Collaboration Agreement and Amendment to the Purchase Agreement does not purport to be a complete description of the terms and conditions of these agreements and is qualified in its entirety by reference to the copies of the Merger Agreement included as Exhibit 1 to this Schedule 13D, the form of the Tender and Voting Agreement in Annex II of the Merger Agreement, the Amendment to the Collaboration Agreement in Annex V of the Merger Agreement and the Amendment to the Purchase Agreement in Annex IV of the Merger Agreement, each of which are incorporated herein in their entirety by this reference.

Item 4.      Purpose of Transaction.

The last sentence of Item 4 is hereby deleted in its entirety and Item 4 is hereby amended and supplemented with the following:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The purpose of entering into the Merger Agreement and each Tender and Voting Agreement, and the purpose of the Offer, is to enable Pfizer and the Purchaser to acquire control of, and ultimately the entire equity interest in, Icagen.

Pursuant to the Merger Agreement, Icagen has granted the Purchaser an irrevocable option (the “Top-Up Option”) exercisable, in whole and not in part, to purchase at a price per share equal to the Offer Price that number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares that, when added to the number of shares directly or indirectly owned by Pfizer or the Purchaser at the time of exercise of the Top-Up Option will constitute one share more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares determined on a fully diluted basis, which, for purposes of such calculation, includes restricted stock units and shares of Common Stock issuable pursuant to outstanding options and other rights, other than options or other rights that would be exercisable only after the date that shares of Common Stock are purchased pursuant to the Offer.  However, the Top-Up Option shall not be exercisable for a number of Shares in excess of the aggregate number of Shares held as treasury shares by Icagen and the number of Shares that Icagen is authorized to issue under its certificate of incorporation but which (i) are not issued and outstanding and (ii) are not reserved for issuance under any Icagen employee stock or similar benefit plans or to otherwise satisfy outstanding rights to acquire Shares.  The Top-Up Option shall be exercisable once at any time following the Acceptance Time (as such term is defined in the Merger Agreement) and prior to the earlier to occur of (A) the effective time of the Merger and (B) the termination of the Merger Agreement in accordance with its terms.  The purpose of this provision is to facilitate a short-form merger following completion of the Offer. The Top-Up Option will terminate concurrently with the consummation of the Merger.

If the conditions of the Offer are satisfied or waived and the Purchaser accepts and pays for any Shares validly deposited under the Offer, the Purchaser intends to acquire any Shares not deposited under the Offer through a merger under the Delaware General Corporation Law, or through a subsequent offering period, in each case for cash consideration per Share equal to the Offer Price. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Shares acquired pursuant to the Offer. Although the Purchaser intends to effect such a transaction generally on the terms described herein, it is possible that such a transaction may be delayed or abandoned or may be proposed on different terms.

The Merger Agreement provides that during the period from the date of the Merger Agreement and continuing until the earliest to occur of (i) the effective time of the Merger, (ii) the date on which Pfizer or the Purchaser have appointed a majority of the members of Icagen’s board of directors or (iii) the date on which the Merger Agreement has been terminated in accordance with its terms (the “Pre-Closing Period”), Icagen will, except to the extent (I) Pfizer otherwise consents in writing, (II) required by applicable law or (III) as otherwise expressly provided in the Merger Agreement or in Section 5.1 of the disclosure schedule delivered by Icagen to Pfizer on the date of the Merger Agreement (the “Company Disclosure Schedule”), Icagen will use commercially reasonable efforts to carry on its business in the ordinary course, in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws and regulations, will pay its debts and taxes when due, subject to good faith disputes over such debts and taxes, and will pay or perform other material obligations when due.

Without limiting the generality of the foregoing, without the prior written consent of Pfizer and except as otherwise specifically provided in the Merger Agreement or the Company Disclosure Schedule or as required by law, during the Pre-Closing Period Icagen has agreed to:

a)	Use commercially reasonable efforts to preserve intact and keep available the services of present employees of Icagen (it being understood that commercially reasonable efforts shall not include the requirement to pay any stay bonus, retention bonus or enter into any similar arrangements with employees in connection with the transactions contemplated by the Merger Agreement);
b)

Use commercially reasonable efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement;

c)	Subject to the negative covenants in the paragraph below, use commercially reasonable efforts to preserve the business of Icagen, to develop, commercialize and pursue regulatory approvals for the product candidates of Icagen, and use commercially reasonable efforts to keep the properties of Icagen substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of its business on a basis consistent in all material respects with past practice, and to perform and comply in all material respects with the terms of their material contracts;
d)	Use commercially reasonable efforts to preserve and protect Icagen’s owned and licensed intellectual property and its intellectual property rights; and
e)

Notify and consult with Pfizer promptly (i) after receipt of any material communication from any governmental entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a governmental entity in connection with any product candidate or program of Icagen or any of the matters set forth in this clause (i), and (ii) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

In addition, without the prior written consent of Pfizer and except as otherwise specifically provided in the Merger Agreement or the Company Disclosure Schedule or as required by law, during the Pre-Closing Period Icagen has agreed not to:

a)	Amend or propose to amend the certificate of incorporation or bylaws of Icagen or amend the terms of any outstanding security of Icagen except as contemplated by Section 2 of the Merger Agreement;
b)	Split, combine, subdivide or reclassify any shares of capital stock of Icagen;
c)	Declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to the capital stock of the Company;
d)	Redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of capital stock;
e)

Issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or grant any restricted stock, restricted stock units or warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of Icagen, or grant to any third party any right the value of which is based on the value of Shares or other capital stock, other than the issuance of Shares reserved for issuance upon the conversion or exercise of convertible securities outstanding on the date of the Merger Agreement and disclosed in the Merger Agreement or in the Company Disclosure Schedule, including the issuance of Shares upon the exercise of options to purchase Shares;

f)

Acquire (1) (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions any capital stock in any third party or any business or division of any third party or all or substantially all of the assets of any third party (or any business or division thereof) or (2) any material asset, lease, investment, capital contribution or any interest in real property other than in the ordinary course of business consistent in all material respects with past practice;

g)	Except as contemplated by the Merger Agreement, enter into, terminate or materially amend any contract or other agreement disclosed or required to be disclosed in a Form 10-K, Form 10-Q or Form 8-K of the SEC or any other material license, development, research, collaboration, clinical trial, service or lease agreement or statement of work with any third party, other than any termination or amendment in the ordinary course of business consistent in all material respects with past practice;
h)	Commence any activity in connection with any clinical trial or study relating to the Icagen’s ICA-105665 compound;
i)	Authorize, incur or commit to incur any individual capital expenditure in excess of $50,000 or capital expenditures in the aggregate that exceed $100,000;

j)

Transfer, lease, sublease, license, sublicense, sell, mortgage, pledge, dispose of, or encumber any assets with a fair market value in excess of $25,000 individually or $50,000 in the aggregate to any person, other than in the ordinary course of business consistent in all material respects with past practice;

k)

(i) Incur or assume any indebtedness (other than trade debt in the ordinary course of business and on terms consistent in all material respects with past practice) or issue any debt securities; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness of any other person; (ii) make any loans, advances or capital contributions to, or investments in, any other person other than customary advances to employees for travel and business expenses in the ordinary course of business consistent in all material respects with past practice;

l)

(i) Increase the compensation payable to or to become payable to any officer, director, employee, agent or consultant, or (ii) enter into any employment, severance, retention, bonus, tax gross-up or other similar agreement or arrangement with any officer, director, employee, agent or consultant of Icagen, or adopt, or increase the benefits (including fringe benefits) under, any employee benefit plan, except (A) in each case, as required by law or as required pursuant to an existing agreement disclosed in Section 5.1(b)(xii) of the Company Disclosure Schedule and (B) in the case of actions contemplated by subclause (i), with respect to employees with an annual base salary less than $100,000, agents or consultants, in each case, who are not officers or directors, in the ordinary course of business consistent with past practice but only to the extent that any of the foregoing does not materially increase the benefits or compensation expense to Icagen; or make any loans to any of its directors, officers or employees, agents or consultants other than customary advances to employees for travel and business expenses in the ordinary course of business consistent with past practice, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to any employee benefit plan or otherwise;

m)

Hire or promote any employees, agents or consultants, other than hires or promotions of employees, agents or consultants who are not officers or directors with annual base salary or expected annualized payments for services of less than $100,000, in the ordinary course of business consistent with past practice;

n)	Except as otherwise provided for in Sections 2.4(a) and (b) of the Merger Agreement, establish, adopt, pay, agree to pay, grant or accelerate any pension, profit-sharing, bonus, incentive, deferred compensation, stock purchase, group insurance, vacation pay, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment agreement with or for the benefit of any director, officer or employee of Icagen, whether past or present, or amend in any respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing, except (y), in each case, as required by law or as required by existing agreements described in Section 5.1(b)(xiv) of the Company Disclosure Schedule and (z) amendments to any broad-based employee benefit plans sponsored or maintained by Icagen, that do not materially increase the benefits or compensation expense to Icagen;
o)

Announce, implement or effect any reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Icagen, other than routine employee terminations in the ordinary course of business consistent with past practice;

p)

Enter into any agreement or arrangement that in any material respect limits or otherwise restricts Icagen, or upon consummation of the transactions contemplated by the Merger Agreement, Pfizer or the surviving corporation or any successor thereof from engaging or competing in any line of business or in any location;

q)	Enter into any collective bargaining agreement or other agreement with a labor union, workers council or similar organization;
r)

Change any of its accounting methods in a manner that materially affects its assets, liabilities or business or that would require Icagen to restate, or become obligated to restate, any financial statements included in Icagen’s most recent annual report on Form 10-K, except for such changes required by applicable law or in order to comply with generally accepted accounting principles;

s)

(i) Make any tax election, prepare or file any tax return, or consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, except, in each case, in the ordinary course of business and consistent with past practice, or (ii) file any amended tax return, revise or amend any tax election, settle or compromise any tax liability (including via any voluntary disclosure agreement), change any annual tax accounting period, enter into any closing agreement with respect to taxes or surrender any right to claim a tax refund;

t)
Commence, settle or compromise any pending or threatened suit, action or claim which (i) involves payment of monetary damages, net of insurance proceeds actually received, in excess of $100,000 in the aggregate or imposes equitable relief on, or the admission of wrongdoing by, Icagen, (ii) would involve restrictions on the business activities of Icagen, or (3) would involve the issuance of Icagen securities;

u)	Except as required by applicable law or as contemplated by the Merger Agreement, convene any regular or special meeting (or any adjournment or postponement thereof) of the shareholders of Icagen;
v)

Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Icagen (other than the Merger), other than routine employee terminations in the ordinary course of business consistent with past practice; or

w)	Enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize or commit to take any of the foregoing actions.

The Merger Agreement provides that upon the Acceptance Time, Pfizer shall be entitled to designate such number of directors on Icagen’s board of directors as will give Pfizer, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, representation on Icagen’s board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on Icagen’s board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that (i) the number of Shares then owned by Pfizer, the Purchaser or any other subsidiary of Pfizer bears to (ii) the number of such Shares outstanding, and Icagen shall, at such time, cause Pfizer’s designees to be so elected; provided, however, that in the event that Pfizer’s designees are appointed or elected to Icagen’s board of directors, until the effective time of the Merger, Icagen’s board of directors shall have at least 3 directors who are directors on the date of the Merger Agreement and who are not officers of Icagen (the “Independent Directors”); and provided, further, that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers or affiliates of Icagen, Pfizer or the Purchaser, and are “independent directors” of Icagen for purposes of Nasdaq Marketplace Rule 5605(a)(2) as in effect on the date hereof, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.  At such time, Icagen shall, upon Pfizer’s request, also cause persons elected or designated by Pfizer to constitute the same percentage (rounded up to the next whole number) as is on Icagen’s board of directors of each committee (or similar body) of Icagen’s board of directors, in each case only to the extent required by applicable law or the rules of any stock exchange on which the Shares are listed.  Subject to applicable law, Icagen shall take all action reasonably requested by Pfizer necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and Icagen shall make such mailing with the mailing of the Schedule 14D-9 (provided that the Purchaser shall have provided to Icagen on a timely basis all information required to be included in the Information Statement with respect to the Purchaser’s designees).  In connection with the foregoing, Icagen shall promptly, at the option of the Purchaser, either increase the size of Icagen’s board of directors or obtain the resignation of such number of its current directors, or both, as is necessary to enable Pfizer’s designees to be elected or appointed to Icagen’s board of directors as provided above.

Notwithstanding anything in the Merger Agreement to the contrary, if Pfizer’s designees constitute a majority of Icagen’s board of directors after the Acceptance Time and prior to the effective time of the Merger, then the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of such Independent Director) shall be required to (a) amend or terminate the Merger Agreement by Icagen or by mutual written consent, (b) exercise or waive any of Icagen’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect holders of Shares other than Pfizer or Purchaser, (c) amend the certificate of incorporation or bylaws of Icagen, (d) take any other action of Icagen’s board of directors under or in connection with the Merger Agreement or the transactions contemplated thereby; (v) extend the time for performance of any of the obligations of Pfizer or the Purchaser under the Merger Agreement, (vi) waive any condition to Icagen’s obligations under the Merger Agreement, or (vii) authorize any agreement between Icagen, on the one hand, and Pfizer, the Purchaser or any of their affiliates, on the other hand. The Independent Directors shall have, and Pfizer shall cause the Independent Directors to have, the authority to retain such counsel (which may include current counsel to Icagen) and other advisors (which may include current advisors to Icagen) at the expense of Icagen as determined by the Independent Directors, and the authority to institute any action on behalf of Icagen to enforce performance of the Merger Agreement.

Pfizer intends to review Icagen’s business and corporate structure and reserves the right to change its plans and intentions at any time, as it deems appropriate.

If permitted by applicable law, subsequent to the completion of the Offer and the Merger or any subsequent offering period, if necessary, Pfizer intends to delist the Shares from The NASDAQ Global Market.

Except as otherwise set forth in this Schedule 13D, Pfizer and the Purchaser have no present plans which are required to be disclosed under clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented with the following:

(a) As of the date hereof, Pfizer beneficially owns 1,067,015 shares of Common Stock.  For the purposes of Rule 13d-3 under the Exchange Act, however, as a result of entering into the Tender and Voting Agreements, Pfizer may be deemed to possess beneficial ownership of an additional 496,265 shares of Common Stock for an aggregate total of 1,563,280 shares of Common Stock, representing 17.7% of the shares of Common Stock outstanding as of July 20, 2011.

To the best of Pfizer’s knowledge as of the date hereof, none of its directors and executive officers named in Schedule I of the Initial Schedule 13D owns any shares of Common Stock.

(b) Prior to July 20, 2011, Pfizer had the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of 1,067,015 shares of Common Stock.  Upon execution of the Tender and Voting Agreements, Pfizer may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of shares of Common Stock, because pursuant to the Tender and Voting Agreements, Pfizer may be deemed to have acquired the shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of 496,265 shares of Common Stock.  In aggregate, Pfizer has the power to vote or direct the vote of and the power to dispose or to direct the disposition of 1,563,280 shares of Common Stock, representing 17.7% of the shares of Common Stock outstanding as of July 20, 2011.  Upon the consummation of the Offer, Pfizer would have sole voting and investment power over such shares of Common Stock.

(c)  During the last sixty days, neither Pfizer nor, to its knowledge, any of its directors or executive officers, has purchased or sold any shares of Common Stock of Icagen.

Item 6.      Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the agreements set forth as exhibits hereto, to Pfizer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Icagen.

Item 7.                Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Amendment:

Exhibit 1 –Agreement and Plan of Merger, dated July 20, 2011, by and between Pfizer and Icagen (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen on July 20, 2011)

Exhibit 2 –Amendment to Purchase Agreement, dated July 20, 2011, by and between Pfizer and Icagen (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Icagen on July 20, 2011)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PFIZER INC.

By:	/s/ Bryan Supran
Name:	Bryan Supran
Title:	Assistant Secretary
Date:	July 21, 2011

EXHIBIT INDEX

Exhibit                  Description

1	Agreement and Plan of Merger, dated July 20, 2011, by and between Pfizer and Icagen (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen on July 20, 2011)

2	Amendment to Purchase Agreement, dated July 20, 2011, by and between Pfizer and Icagen (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Icagen on July 20, 2011).